UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Coinbase Global, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.00001 per share
(Title of Class of Securities)
19260Q107
(CUSIP Number)
December 31, 2022
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19260Q107	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Brian Armstrong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 39,525,540
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 39,525,540
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,525,540
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.1%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 19260Q107	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON The Brian Armstrong Living Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 26,501,613
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 26,501,613
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,501,613
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.9%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 19260Q107	Page 4 of 6 Pages

Item 1.
(a)	Name of Issuer:
Coinbase Global, Inc. (the "Issuer")
(b)	Address of Issuer's Principal Executive Offices:
Not applicable. According to the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 3, 2022, the Issuer is a remote-first company and, accordingly, does not maintain a headquarters.
Item 2.
(a)	Name of Person Filing:
This statement is being filed jointly pursuant to §240.13d-1(k)(1) on behalf of Brian Armstrong and The Brian Armstrong Living Trust (together, the "Reporting Persons").
(b)	Address of Principal Business Office, or if none, Residence:
The principal business address for each of the Reporting Persons is 100 Pine Street, Suite 1250, San Francisco, California 94111.
(c)	Citizenship:
See responses to Item 4 on each cover page.
(d)	Title of Class of Securities:
Class A Common Stock, $0.00001 par value per share ("Class A Common Stock")
(e)	CUSIP Number:
19260Q107
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable
Item 4.	Ownership.
(a)	Amount beneficially owned:
Each Reporting Person may be deemed to be the beneficial owner of the shares of Class A Common Stock listed on such Reporting Person's cover page.
As of December 31, 2022, Mr. Armstrong's beneficial ownership consists of: (i) 5,913,854 stock options held directly by Mr. Armstrong that are vested or will vest within 60 days of December 31, 2022, (ii) 26,501,613 shares of Class B common stock, par value $0.00001 per share ("Class B Common Stock") held directly by The Brian Armstrong Living Trust, of which Mr. Armstrong is the trustee, (iii) 6,159,583 shares of Class B Common Stock held directly by the Brian Armstrong 2020 Grantor Retained Annuity Trust, of which Mr. Armstrong is the trustee, and (iv) 950,490 shares of Class B Common Stock held directly by The Ehrsam 2014 Irrevocable Trust, of which Mr. Armstrong is the trustee. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

CUSIP No. 19260Q107	Page 5 of 6 Pages

(b)	Percent of class:
Each Reporting Person may be deemed to be the beneficial owner of the percentage of the shares of Class A Common Stock listed on the Reporting Person's cover page. Calculations of the percentage of shares beneficially owned assume 178,849,467 shares of Class A Common Stock outstanding as of October 27, 2022, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2022, and takes into account the shares of Class A Common Stock issuable upon the conversion of the Class B Common Stock and/or exercise of options beneficially owned by the Reporting Persons, as applicable.
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:
See response to Item 5 on the cover page
(ii)	Shared power to vote or to direct the vote:
See response to Item 6 on the cover page.
(iii)	Sole power to dispose or to direct the disposition of:
See response to Item 7 on the cover page.
(iv)	Shared power to dispose or to direct the disposition of:
See response to Item 8 on each cover page.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
Not applicable.

CUSIP No. 19260Q107	Page 6 of 6 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2023
BRIAN ARMSTRONG

/s/ Brian Armstrong

THE BRIAN ARMSTRONG LIVING TRUST

By:	/s/ Brian Armstrong
Name:	Brian Armstrong
Title:	Trustee